FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of January 2025

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Earnings Report (Kessan Tanshin) for the Nine-month Period Ended December 31, 2024
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: January 30, 2025	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Earnings Report (Kessan Tanshin) for the Nine-month Period Ended December 31, 2024 (IFRS, Consolidated)
January 30, 2025

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Sapporo, Fukuoka
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance

Scheduled date of dividend payment commencement: -
Supplementary materials for the financial statements: Yes
Presentation to explain the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Nine-month Period Ended December 31, 2024 (April 1 to December 31, 2024)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Nine-month Period Ended December 31, 2024	3,528,152	9.8	417,518	86.3	282,383	181.5	211,241	43.5
Nine-month Period Ended December 31, 2023	3,212,893	4.6	224,144	(44.2)	100,313	(69.3)	147,191	(48.5)

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Nine-month Period Ended December 31, 2024	211,083	43.5	395,293	(36.8)	133.71		131.69
Nine-month Period Ended December 31, 2023	147,085	(48.6)	625,154	(16.7)	94.10		93.17

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Nine-month Period Ended December 31, 2024	1,006.3	16.3	443
Nine-month Period Ended December 31, 2023	865.6	(9.3)	412

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of December 31, 2024	15,106,844	7,419,191	7,418,274	49.1	4,679.77
As of March 31, 2024	15,108,792	7,274,005	7,273,264	48.1	4,635.56

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2024	—	94.00	—	94.00	188.00
For the Fiscal Year Ending March 31, 2025	—	98.00	—
For the Fiscal Year Ending March 31, 2025 (Projection)				98.00	196.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results (Actual Exchange Rate basis) for the Fiscal Year Ending March 31, 2025 (April 1, 2024 to March 31, 2025)

	(Percentage figures represent changes from the previous fiscal year)
	Revenue		Operating profit		Profit before taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2025	4,590,000	7.7	344,000	60.7	162,000	206.9	118,000	(18.1)	74.68
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

Forecasts for Core financial measures are shown below.

	(Percentage figures represent changes from the previous fiscal year)
	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2025	4,590,000	7.7	1,150,000	9.0	507
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

The definition of Core financial measures is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

4.	Management Guidance (Constant Exchange Rate basis) for the Fiscal Year Ending March 31, 2025 (April 1, 2024 to March 31, 2025)
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2025 (FY2024) has been revised from the previous management guidance announced on October 31, 2024, as follows:

	Core Revenue Growth	Core Operating Profit Growth	Core EPS Growth
	(%)	(%)	(%)
For the Fiscal Year Ending March 31, 2025	Low-single-digit % increase	Low-single-digit % increase	Flat to slightly declining

The definition of Constant Exchange Rate change is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

▪Additional Information

(1) Significant changes in the scope of consolidation during the period	: No

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
December 31, 2024	1,590,937,609 shares
March 31, 2024	1,582,418,725 shares

2) Number of shares of treasury stock at period end:
December 31, 2024	5,758,360 shares
March 31, 2024	13,405,261 shares

3) Average number of outstanding shares (for the nine-month period ended December 31):
December 31, 2024	1,578,670,992 shares
December 31, 2023	1,563,100,771 shares

▪Review of the attached condensed interim consolidated financial statements by certified public accountants or an audit firm: No
▪Note to ensure appropriate use of forecasts and guidance, and other noteworthy items

•	Takeda applies International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•
All forecasts and management guidance in this document are based on information and assumptions currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

•
For details of the forecasts for consolidated operating results and the management guidance, please refer to "1. Financial Highlights for the Nine-month Period Ended December 31, 2024 (3) Outlook for the Fiscal Year Ending March 31, 2025" on page 12.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on January 30, 2025, and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/quarterly-results/

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
1. Financial Highlights for the Nine-month Period Ended December 31, 2024
(1) Business Performance
(i) Consolidated Financial Results (April 1 to December 31, 2024)

	Billion JPY or percentage
	FY2023 Q3	FY2024 Q3	AER		CER
			Amount of Change	% Change	% Change
Revenue	3,212.9	3,528.2	315.3	9.8%	4.5%
Cost of sales	(1,044.2)	(1,198.1)	(154.0)	14.7%	9.5%
Selling, general and administrative expenses	(768.6)	(808.9)	(40.3)	5.2%	0.3%
Research and development expenses	(534.1)	(514.2)	19.8	(3.7)%	(8.6)%
Amortization and impairment losses on intangible assets associated with products	(507.0)	(440.2)	66.8	(13.2)%	(17.9)%
Other operating income	10.8	16.2	5.5	50.7%	43.5%
Other operating expenses	(145.7)	(165.4)	(19.8)	13.6%	8.4%
Operating profit	224.1	417.5	193.4	86.3%	76.0%
Finance income and (expenses), net	(126.6)	(131.9)	(5.4)	4.2%	1.4%
Share of profit (loss) of investments accounted for using the equity method	2.7	(3.2)	(5.9)	―	―
Profit before tax	100.3	282.4	182.1	181.5%	162.4%
Income tax (expenses) benefit	46.9	(71.1)	(118.0)	―	―
Net profit for the period	147.2	211.2	64.0	43.5%	32.0%
Net profit for the period attributable to owners of the Company	147.1	211.1	64.0	43.5%	32.0%
In this section, when comparing results to the same period of the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. For additional information on CER change, see “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.
Revenue
Revenue for the nine-month period ended December 31, 2024 was JPY 3,528.2 billion (JPY +315.3 billion and +9.8% AER, +4.5% CER). The increase is attributable to favorable foreign exchange rates and growth from business momentum of Plasma-Derived Therapies (“PDT”), Gastroenterology (“GI”), Oncology, Rare Diseases and Vaccines. Among our six key business areas, the increase of these business areas was offset in part by a decrease in Neuroscience. The decrease in Neuroscience, which was partially mitigated by favorable foreign exchange rates, was largely attributable to continued generic erosion of sales of VYVANSE (for attention deficit hyperactivity disorder (“ADHD”)) in the U.S., which began following loss of exclusivity in August 2023. In addition, revenue outside of our six key business areas decreased mainly due to the decline in sales of AZILVA (for hypertension), which were JPY 8.8 billion (JPY -20.3 billion and -69.8% AER, -69.8% CER) following the entry of generic competitors in Japan beginning in June 2023.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2023 Q3	FY2024 Q3	AER		CER
Revenue:			Amount of Change	% Change	% Change
Japan	342.6	324.7	(17.9)	(5.2)%	(5.4)%
United States	1,685.5	1,841.4	155.9	9.3%	3.0%
Europe and Canada	721.5	795.6	74.0	10.3%	3.6%
Asia (excluding Japan)	188.8	209.2	20.4	10.8%	5.8%
Latin America	138.4	191.2	52.9	38.2%	36.4%
Russia/CIS	45.4	61.9	16.6	36.6%	34.6%
Other*1	90.7	104.1	13.4	14.8%	9.0%
Total	3,212.9	3,528.2	315.3	9.8%	4.5%
*1 Other includes the Middle East, Oceania and Africa.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	FY2023 Q3	FY2024 Q3	AER		CER
Revenue:			Amount of Change	% Change	% Change
GI	936.1	1,039.3	103.2	11.0%	5.6%
Rare Diseases	524.4	579.0	54.7	10.4%	4.9%
PDT	674.5	784.2	109.7	16.3%	9.8%
Oncology	346.3	428.4	82.1	23.7%	18.7%
Vaccines	29.5	49.9	20.4	69.1%	64.9%
Neuroscience	474.9	456.5	(18.4)	(3.9)%	(9.0)%
Other	227.4	190.9	(36.5)	(16.1)%	(18.5)%
Total	3,212.9	3,528.2	315.3	9.8%	4.5%

Year-on-year change in revenue for this nine-month period in each of our business areas was primarily attributable to the following products:
GI
In GI, revenue was JPY 1,039.3 billion (JPY +103.2 billion and +11.0% AER, +5.6% CER).
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)) were JPY 699.0 billion (JPY +79.7 billion and +12.9% AER, +6.6% CER). Sales in the U.S. were JPY 476.0 billion (JPY +44.2 billion and +10.2% AER). The increase was due to favorable foreign exchange rates, maintaining strong demand in the first line biologic inflammatory bowel disease (“IBD”) population and continued patient gains after the launch of the subcutaneous formulation. Sales in Europe and Canada were JPY 169.8 billion (JPY +26.7 billion and +18.7% AER). The increase was primarily due to continued patient gains by an increased use of the subcutaneous formulation and favorable foreign exchange rates.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 113.3 billion (JPY +23.3 billion and +25.9% AER, +20.0% CER). The increase was primarily due to increased demand in the U.S., expansion activities (pediatric indication label expansion), and favorable exchange rates.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
Rare Diseases
In Rare Diseases, revenue was JPY 579.0 billion (JPY +54.7 billion and +10.4% AER, +4.9% CER).
Sales of TAKHZYRO (for hereditary angioedema) were JPY 168.0 billion (JPY +31.6 billion and +23.2% AER, +16.4% CER). The increase was primarily due to higher demand in the U.S., Europe and Canada supported by strong patient persistency and prophylactic market growth, as well as favorable foreign exchange rates.
Sales of enzyme replacement therapy ELAPRASE (for Hunter syndrome) were JPY 77.1 billion (JPY +7.2 billion and +10.2% AER, +5.2% CER). The increase was primarily due to strong demand in the Growth and Emerging Markets and Europe, and favorable foreign exchange rates.
Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) were JPY 24.5 billion (JPY +10.5 billion and +75.5% AER, +66.3% CER). The increase was primarily attributable to continued U.S. performance reflecting strong market penetration, complemented by continued geographical expansion in Europe and the Growth and Emerging Markets.
Sales of enzyme replacement therapy REPLAGAL (for Fabry disease) were JPY 60.2 billion (JPY +5.2 billion and +9.4% AER, +4.6% CER). The increase was due to favorable foreign exchange rates, and increased demand in the Growth and Emerging Markets.
PDT
In PDT, revenue was JPY 784.2 billion (JPY +109.7 billion and +16.3% AER, +9.8% CER).
Aggregate sales of immunoglobulin products were JPY 576.0 billion (JPY +90.3 billion and +18.6% AER, +11.9% CER). Sales of each of our three global immunoglobulin brands experienced double digit percentage sales growth, due to continued strong demand globally and growing supply, as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA), sales of which are growing at a fast pace due to their benefit to patients and convenience in administration compared to intravenous therapies.
Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (both primarily used for hypovolemia and hypoalbuminemia) were JPY 101.3 billion (JPY +7.0 billion and +7.4% AER, +2.2% CER). The increase was primarily driven by favorable foreign exchange rates.
Oncology
In Oncology, revenue was JPY 428.4 billion (JPY +82.1 billion and +23.7% AER, +18.7% CER).
Sales of FRUZAQLA (for colorectal cancer) were JPY 36.1 billion (JPY +33.8 billion and +1,512.9% AER, +1,420.8% CER). The increase was due to a new launch in the U.S. in November 2023, followed by several other countries, as it addressed a need for new treatment options in metastatic colorectal cancer.
Sales of ADCETRIS (for malignant lymphomas) were JPY 99.6 billion (JPY +15.4 billion and +18.2% AER, +13.5% CER). The increase was led by strong demand in the Growth and Emerging Markets, Europe and Canada, primarily driven by increased use in the first line Hodgkin lymphoma, as well as favorable foreign exchange rates.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, and other certain indications) were JPY 89.2 billion (JPY +9.5 billion and +11.9% AER, +8.5% CER). The increase was primarily due to the sales increase in the U.S. the Growth and Emerging Markets, as well as favorable foreign exchange rates.
Sales of ICLUSIG (for leukemia) were JPY 54.8 billion (JPY +13.3 billion and +32.2% AER, +24.9% CER). The increase was due to the U.S. label expansion for newly diagnosed Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL) in combination with chemotherapy in March 2024, as well as favorable foreign exchange rates.
Vaccines
In Vaccines, revenue was JPY 49.9 billion (JPY +20.4 billion and +69.1% AER, +64.9% CER).
Sales of QDENGA (for prevention of dengue) were JPY 30.0 billion (JPY +24.2 billion and +418.5% AER, +397.4% CER). The increase was due to the expansion of QDENGA availability in endemic countries, with the vaccine now available in over 25 countries including non-endemic countries.
Sales of other vaccine products in aggregate decreased primarily due to the termination of the distribution contract of SPIKEVAX, a COVID-19 vaccine in Japan in March 2024. The decrease was partially mitigated by the sales increase of NUVAXOVID, a COVID-19 vaccine for the Omicron JN.1 variant, approved in Japan in September 2024.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
Neuroscience
In Neuroscience, revenue was JPY 456.5 billion (JPY -18.4 billion and -3.9% AER, -9.0% CER).
Sales of VYVANSE/ELVANSE (for ADHD) were JPY 287.6 billion (JPY -25.3 billion and -8.1% AER, -13.5% CER). The decrease was due to the multiple generic entrants in the U.S. starting from August 2023, with the growth of the adult market in Europe and favorable foreign exchange rates partially offsetting the negative impacts.
Sales of TRINTELLIX (for major depressive disorder ("MDD")) were JPY 98.1 billion (JPY +17.9 billion, and +22.3% AER, +16.3% CER). The increase was primarily due to the sales increase in the U.S.
Sales of ADDERALL XR (for ADHD) were JPY 23.9 billion (JPY -11.3 billion and -32.2% AER, -35.7% CER). The decrease was primarily due to an increase in the availability of generic versions of the instant release formulation marketed by competitors in the U.S., which negatively impacted ADDERALL XR.
Cost of Sales
Cost of Sales was JPY 1,198.1 billion (JPY +154.0 billion and +14.7% AER, +9.5% CER). The increase was primarily due to revenue growth in our six key business areas with a change in product mix and the depreciation of the Japanese yen as compared to the nine-month period ended December 31, 2023.
Selling, General and Administrative (SG&A) Expenses
SG&A Expenses were JPY 808.9 billion (JPY +40.3 billion and +5.2% AER, +0.3% CER). The increase was mainly due to the depreciation of the Japanese yen.
Research and Development (R&D) Expenses
R&D Expenses were JPY 514.2 billion (JPY -19.8 billion and -3.7% AER, -8.6% CER). The decrease was mainly due to lower expenses attributable to termination of development programs such as modakafusp alfa (TAK-573) and EXKIVITY (for non-small cell lung cancer) partially offset by the depreciation of the Japanese yen.
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products were JPY 440.2 billion (JPY -66.8 billion and -13.2% AER, -17.9% CER). Amortization Expenses increased (JPY +24.0 billion) mainly due to the depreciation of the Japanese yen. Impairment Losses decreased (JPY -90.8 billion) primarily due to higher impairment losses recorded for the nine-month period ended December 31, 2023, including JPY 74.0 billion impairment charges for ALOFISEL (for complex Crohn's perianal fistulas) and JPY 28.5 billion for EXKIVITY (for non-small cell lung cancer). Impairment Losses recorded for the nine-month period ended December 31, 2024 include a full impairment of intangible assets for soticlestat (TAK-935) amounting to JPY 21.5 billion following the results of the phase 3 studies.
Other Operating Income
Other Operating Income was JPY 16.2 billion (JPY +5.5 billion and +50.7% AER, +43.5% CER). The increase was mainly due to a JPY 6.1 billion gain recognized on completion of the sale of TACHOSIL (fibrin sealant patch), including a related manufacturing facility, during the nine-month period ended December 31, 2024.
Other Operating Expenses
Other Operating Expenses were JPY 165.4 billion (JPY +19.8 billion and +13.6% AER, +8.4% CER). The increase was primarily due to an increase in restructuring expenses (JPY +47.3 billion) mainly due to the enterprise-wide efficiency program during the nine-month period ended December 31, 2024. This increase was partially offset by higher provisions for legal proceedings related to the supply agreement litigation of AbbVie, Inc. (AbbVie) during the nine-month period ended December 31, 2023.
Operating Profit
As a result of the above factors, Operating Profit was JPY 417.5 billion (JPY +193.4 billion and +86.3% AER, +76.0% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
Net Finance Expenses
Net Finance Expenses were JPY 131.9 billion (JPY +5.4 billion and +4.2% AER, +1.4% CER). The increase of Net Finance Expenses was primarily due to an impairment loss of JPY 19.4 billion as a result of the classification of Teva Takeda Pharma Ltd. shares to the assets held for sale for the nine-month period ended December 31, 2024, partially offset by a decrease of net loss from Gains and Losses on Foreign Currency Exchange and Derivative Financial Assets related to Foreign Currency Exchange.
Share of Loss of Investments Accounted for Using the Equity Method
Share of Loss of Investments Accounted for Using the Equity Method was JPY 3.2 billion (JPY +5.9 billion, compared to Share of Profit of Investments Accounted for Using the Equity Method of JPY 2.7 billion for the nine-month period ended December 31, 2023).
Income Tax (Expenses) Benefit
Income Tax Expenses were JPY 71.1 billion (JPY +118.0 billion, compared to Income Tax Benefit of JPY 46.9 billion for the nine-month period ended December 31, 2023). The increase was primarily due to a tax expense reduction of JPY 63.5 billion recorded during the nine-month period ended December 31, 2023 resulting from the reversal of the income taxes payable in excess of the settlement with Irish Revenue Commissioners with respect to a tax assessment related to the treatment of an acquisition break fee Shire received from AbbVie in 2014 as well as higher pretax earnings during the nine-month period ended December 31, 2024.
Net Profit for the Period
As a result of the above factors, Net Profit for the Period was JPY 211.2 billion (JPY +64.0 billion and +43.5% AER, +32.0% CER) and Net Profit for the Period attributable to owners of the Company was JPY 211.1 billion (JPY +64.0 billion and +43.5% AER, +32.0% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
(ii) Results of Core Financial Measures (April 1 to December 31, 2024)
Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change
In addition to the financial statements in accordance with IFRS, Takeda uses the concept of Core Financial Measures for measuring financial performance. These measures are not defined by International Financial Reporting Standards (IFRS). See “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for additional information.

Results of Core Operations

	Billion JPY or percentage
	FY2023 Q3	FY2024 Q3	AER		CER
			Amount of Change	% change	% change
Core revenue	3,212.9	3,528.2	315.3	9.8%	4.5%
Core operating profit	865.6	1,006.3	140.7	16.3%	10.1%
Core net profit for the period	643.7	699.1	55.4	8.6%	1.9%
Core net profit for the period attributable to owners of the Company	643.6	698.9	55.3	8.6%	1.9%
Core EPS (yen)	412	443	31	7.5%	0.9%

Core Revenue
Core Revenue for the nine-month period ended December 31, 2024 was JPY 3,528.2 billion (JPY +315.3 billion and +9.8% AER, +4.5% CER). The increase is primarily attributable to favorable foreign exchange rates and growth from business momentum primarily led by Takeda’s Growth and Launch Products* which totaled JPY 1,671.1 billion (JPY +292.3 billion and +21.2% AER, +14.6% CER), partially offset by lower sales of VYVANSE in the U.S. and AZILVA in Japan, which were impacted by generic competition following loss of exclusivities.
*    Takeda’s Growth and Launch Products
    GI:        ENTYVIO, EOHILIA
    Rare Diseases:    TAKHZYRO, LIVTENCITY, ADZYNMA
    PDT:         Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology:    　　　　 ALUNBRIG, FRUZAQLA
    Vaccines:     QDENGA

Core Operating Profit
Core Operating Profit for the nine-month period ended December 31, 2024 was JPY 1,006.3 billion (JPY +140.7 billion and +16.3% AER, +10.1% CER). The components of Core Operating Profit are as below:

	Billion JPY or percentage
	FY2023 Q3	FY2024 Q3	AER		CER
			Amount of Change	% Change	% Change
Core revenue	3,212.9	3,528.2	315.3	9.8%	4.5%
Core cost of sales	(1,044.2)	(1,198.3)	(154.1)	14.8%	9.6%
Core selling, general and administrative (SG&A) expenses	(769.1)	(809.2)	(40.2)	5.2%	0.2%
Core research and development (R&D) expenses	(534.1)	(514.3)	19.7	(3.7)%	(8.5)%
Core operating profit	865.6	1,006.3	140.7	16.3%	10.1%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales
Core Cost of Sales was JPY 1,198.3 billion (JPY +154.1 billion and +14.8% AER, +9.6% CER). The increase was primarily due to revenue growth in our six key business areas with a change in product mix and the depreciation of the Japanese yen as compared to the nine-month period ended December 31, 2023.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)

Core Selling, General and Administrative (SG&A) Expenses
Core SG&A expenses were JPY 809.2 billion (JPY +40.2 billion and +5.2% AER, +0.2% CER). The increase was mainly due to the depreciation of the Japanese yen.
Core Research and Development (R&D) Expenses
Core R&D expenses were JPY 514.3 billion (JPY -19.7 billion and -3.7% AER, -8.5% CER). The decrease was mainly due to lower expenses attributable to termination of development programs such as modakafusp alfa (TAK-573) and EXKIVITY (for non-small cell lung cancer) partially offset by the depreciation of the Japanese yen.
Core Net Profit for the Period
Core Net Profit for the Period was JPY 699.1 billion (JPY +55.4 billion and +8.6% AER, +1.9% CER) and Core Net Profit attributable to owners of the Company was JPY 698.9 billion (JPY +55.3 billion and +8.6% AER, +1.9% CER) and are calculated from Core Operating Profit as below:

	Billion JPY or percentage
	FY2023 Q3	FY2024 Q3	AER		CER
			Amount of Change	% Change	% Change
Core operating profit	865.6	1,006.3	140.7	16.3%	10.1%
Core finance income and (expenses), net	(107.3)	(106.2)	1.1	(1.1)%	(4.3)%
Core share of profit of investments accounted for using the equity method	4.4	1.5	(2.8)	(65.2)%	(66.7)%
Core profit before tax	762.6	901.6	139.0	18.2%	11.7%
Core income tax expenses	(118.9)	(202.6)	(83.6)	70.3%	64.5%
Core net profit for the period	643.7	699.1	55.4	8.6%	1.9%
Core net profit for the period attributable to owners of the Company	643.6	698.9	55.3	8.6%	1.9%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses
Core Net Finance Expenses were JPY 106.2 billion (JPY -1.1 billion and -1.1% AER, -4.3% CER).
Core Share of Profit of Investments Accounted for Using the Equity Method
Core Share of Profit of Investments Accounted for Using the Equity Method was JPY 1.5 billion (JPY -2.8 billion and -65.2% AER, -66.7% CER).
Core Profit Before Tax
Core Profit Before Tax was JPY 901.6 billion (JPY +139.0 billion and +18.2% AER, +11.7% CER).
Core Income Tax Expenses
Core Income Tax Expenses were JPY 202.6 billion (JPY +83.6 billion and +70.3% AER, +64.5% CER). The increase was due to higher pretax earnings and higher core tax charges including those from the write-down of deferred tax assets recognized during the nine-month period ended December 31, 2024.
Core EPS
Core EPS was JPY 443 (JPY +31 and +7.5% AER, +0.9% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
(2) Consolidated Financial Position
(i) Assets, Liabilities and Equity

	Billion JPY
	As of		Change
	March 31, 2024	December 31, 2024
Total Assets	15,108.8	15,106.8	(1.9)
Total Liabilities	7,834.8	7,687.7	(147.1)
Total Equity	7,274.0	7,419.2	145.2
Assets
Total Assets as of December 31, 2024 were JPY 15,106.8 billion (JPY -1.9 billion). Mainly due to amortization, Intangible Assets decreased (JPY -322.6 billion). Mainly due to the classification of Teva Takeda Pharma Ltd. (Teva Takeda Pharma) shares, Investments Accounted for Using the Equity Method decreased (JPY -77.1 billion). These decreases were partially offset by the increases of Goodwill (JPY +112.0 billion) mainly due to the effect of foreign currency translation and Assets Held for Sale (JPY +57.5 billion) primarily due to the classification of Teva Takeda Pharma shares.

Liabilities
Total Liabilities as of December 31, 2024 were JPY 7,687.7 billion (JPY -147.1 billion). Mainly due to various payments including the upfront payment to Protagonist Therapeutics, Inc., Trade and Other Payables decreased (JPY -87.3 billion). Mainly due to amortization of intangible assets and other decreases in deferred tax liabilities in the U.S., Deferred Tax Liabilities decreased (JPY -76.1 billion). Total Bonds and Loans were JPY 4,840.1 billion* (JPY -3.6 billion), which decreased primarily due to the redemption of commercial paper and unsecured senior notes partially offset by the issuance of unsecured U.S. dollar-denominated senior notes during the nine-month period ended December 31, 2024.

* The carrying amount of Bonds was JPY 4,041.7 billion and Loans was JPY 798.5 billion as of December 31, 2024. Breakdown of Bonds and Loans' carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (USD 1,301 million)	June 2015	June 2025 ~ June 2045	205.2
Unsecured US dollar denominated senior notes (USD 1,500 million)	September 2016	September 2026	229.5
Unsecured Euro denominated senior notes (EUR 3,000 million)	November 2018	November 2026 ~ November 2030	487.7
Unsecured US dollar denominated senior notes (USD 1,750 million)	November 2018	November 2028	272.9
Unsecured US dollar denominated senior notes (USD 7,000 million)	July 2020	March 2030 ~ July 2060	1,089.9
Unsecured Euro denominated senior notes (EUR 3,600 million)	July 2020	July 2027 ~ July 2040	584.4
Unsecured JPY denominated senior bonds	October 2021	October 2031	249.5
Hybrid bonds (subordinated bonds)	June 2024	June 2084	457.9
Unsecured US dollar denominated senior notes (USD 3,000 million)	July 2024	July 2034 ~ July 2064	464.7
Total			4,041.7

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2026	100.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (USD 1,500 million)	April 2017	April 2027	234.8
Syndicated loans	April 2023	April 2030	100.0
Bilateral loans	March 2016 ~ April 2024	April 2025 ~ April 2031	210.0
Syndicated hybrid loans (subordinated loans)	October 2024	October 2084	40.0
Other			0.2
Total			798.5

On April 25, 2024, Takeda repaid JPY 50.0 billion in Bilateral Loans falling due and on the same day entered into new Bilateral Loans of JPY 50.0 billion maturing on April 25, 2031. Following this, on June 25, 2024, Takeda issued 60-year unsecured Hybrid Bonds with an aggregate principal amount of JPY 460.0 billion and a maturity date of June 25, 2084.
On July 5, 2024, Takeda issued USD 3,000 million in unsecured U.S. dollar-denominated senior notes with maturity dates ranging from July 5, 2034 to July 5, 2064. The proceeds of the USD bond issuance were efficiently deployed to fund a tender offer to redeem USD 1,500 million in unsecured senior notes on July 12, 2024 in advance of their original maturity in September 2026, with the balance of proceeds deployed towards the reduction of commercial paper drawings in July 2024.
On October 3, 2024, Takeda drew down a Syndicated Hybrid Loan with an aggregate principal amount of JPY 40.0 billion and a maturity date of October 3, 2084. The proceeds of the Syndicated Hybrid Loan, together with the proceeds of the Hybrid Bonds issued on June 25, 2024 were deployed towards the redemption of JPY 500.0 billion in Hybrid Bonds issued in June 2019 on October 6, 2024, in advance of their original maturity of June 6, 2079.
Equity
Total Equity as of December 31, 2024 was JPY 7,419.2 billion (JPY +145.2 billion). The increase of Other Components of Equity (JPY +192.2 billion) was mainly due to fluctuation in currency translation adjustments reflecting the depreciation of the Japanese yen. This increase was partially offset by the decrease in Retained Earnings (JPY -100.3 billion) due to the decrease of JPY 303.2 billion related to dividend payments offset by the increase of JPY 211.2 billion from Net Profit for the Period.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
(ii) Consolidated Cash Flows

	Billion JPY
	FY2023 Q3	FY2024 Q3	Change
Net cash from operating activities	437.8	835.0	397.3
Net cash used in investing activities	(402.4)	(347.4)	55.0
Net cash used in financing activities	(296.2)	(449.6)	(153.4)
Net increase (decrease) in cash and cash equivalents	(260.8)	38.0	298.8
Cash and cash equivalents at the beginning of the year	533.5	457.8	(75.7)
Effects of exchange rate changes on cash and cash equivalents	15.6	(1.7)	(17.3)
Cash and cash equivalents at the end of the period (Condensed interim consolidated statements of financial position)	288.4	494.1	205.8
Net Cash from Operating Activities
Net Cash from Operating Activities was JPY 835.0 billion (JPY +397.3 billion). The increase was mainly due to favorable impacts from Changes in Assets and Liabilities primarily driven by changes in Provisions and Inventories, as well as a higher net profit for the period adjusted for non-cash items and other adjustments.
Net Cash used in Investing Activities
Net Cash used in Investing Activities was JPY 347.4 billion (JPY -55.0 billion). The decrease was mainly due to a decrease in Acquisition of Intangible Assets, which was partially offset by other investing activities including the investment in U.S. Treasury Marketable Securities (U.S. Treasuries), as well as the upfront payment to AC Immune SA and a minority equity investment in and acquisition of licensing options from Ascentage Pharma Group International.
Net Cash from Financing Activities
Net Cash used in Financing Activities was JPY 449.6 billion (JPY +153.4 billion). The increase was mainly due to the redemption of outstanding commercial papers and of bonds, including hybrid bonds, which was partially offset by an increase in proceeds from issuance of bonds primarily driven by the issuance of hybrid bonds and unsecured U.S. dollar-denominated senior notes.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
(3) Outlook for the Fiscal Year Ending March 31, 2025
The full year consolidated forecast for the fiscal year ending March 31, 2025 (FY2024) has been revised from the previous forecast (announced on October 31, 2024), as follows:
Consolidated Forecast for the Fiscal Year Ending March 31, 2025 (FY2024)

			Billion JPY or percentage
	Previous Forecast (October 31, 2024)	Revised Forecast (January 30, 2025)	Change vs. Previous Forecast
Revenue	4,480.0	4,590.0	110.0	2.5%
Gross profit	2,925.0	3,005.0	80.0	2.7%
Operating profit	265.0	344.0	79.0	29.8%
Profit before tax	93.0	162.0	69.0	74.2%
Net profit for the year (attributable to owners of the Company)	68.0	118.0	50.0	73.5%
EPS (JPY)	43.03	74.68	31.65	73.5%
Core revenue*1	4,480.0	4,590.0	110.0	2.5%
Core operating profit*1	1,050.0	1,150.0	100.0	9.5%
Core EPS (JPY)*1	456	507	50	11.0%
*1 Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
[Revenue]
Takeda expects FY2024 revenue to be JPY 4,590.0 billion, an increase of JPY 110.0 billion, or 2.5%, from the previous forecast. This is primarily attributable to continued slower than anticipated generic erosion of VYVANSE in the U.S. and other business momentum as well as favorable overall changes in the assumptions of foreign exchange rates.
The Core Revenue forecast has been revised in the same way as the Revenue forecast.

[Operating Profit]
Operating Profit is expected to increase by JPY 79.0 billion, or 29.8%, from the previous forecast to JPY 344.0 billion, primarily reflecting the positive impact from VYVANSE and R&D savings. This increase is partially offset by an impact from implementation of accounting process to recognize accumulated foreign currency impact of inventories*.
Core Operating Profit, which excludes impacts unrelated to the underlying trends and business performance of Takeda's core operations, is expected to be JPY 1,150.0 billion, an increase of JPY 100.0 billion, or 9.5%.

* This resulted in JPY 29.9 billion of adjustment to cost of sales recorded in the quarter ended December 31, 2024, including one-time recognition of JPY 26.1 billion for outstanding balances related to previous quarters of FY2024 and previous fiscal years.

[Net Profit for the Year (attributable to owners of the Company)]
Net Profit for the Year (attributable to owners of the Company) is expected to be JPY 118.0 billion, an increase of JPY 50.0 billion, or 73.5%, from the previous forecast. Profit Before Tax is expected to increase by JPY 69.0 billion, or 74.2%, to JPY 162.0 billion, reflecting the increase in Operating Profit. The assumption for the effective tax rate is unchanged at approximately 27%.
Reported EPS is expected to be JPY 74.68, an increase of JPY 31.65, or 73.5%, and Core EPS is expected to be JPY 507, an increase of JPY 50, or 11.0%.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)

Major assumptions used in preparing the FY2024 Forecast

			Billion JPY or percentage
	Previous Forecast (October 31, 2024)		Revised Forecast (January 30, 2025)
FX rates (JPY)	Full Year	H2	Full Year	Q4
USD/JPY EUR/JPY RUB/JPY CNY/JPY BRL/JPY	150 165 1.7 21.2 28.6	146 164 1.7 21.1 28.4	153 165 1.6 21.2 27.2	156 166 1.4 21.5 25.4
Cost of sales	(1,555.0)		(1,585.0)
SG&A expenses	(1,105.0)		(1,115.0)
R&D expenses	(770.0)		(740.0)
Amortization of intangible assets associated with products	(541.0)		(550.0)
Impairment of intangible assets associated with products*2	(50.0)		(50.0)
Other operating income	19.0		19.0
Other operating expenses*3	(213.0)		(225.0)
Finance income and (expenses), net	(168.0)		(178.0)
Adjusted Free Cash Flow*1	400.0 - 500.0		550.0 - 650.0
Capital expenditures (cash flow base)	(380.0 - 420.0)		(380.0 - 420.0)
Depreciation and amortization (excluding intangible assets associated with products)	(215.0)		(218.0)
Cash tax rate on Adjusted EBITDA (excluding divestitures)*1	Mid teen %		Low teen %
*2 Includes in-process R&D.
*3 In the Revised Forecast, there is no change in the JPY 140.0 billion restructuring expense, which is primarily related to the enterprise-wide efficiency program.

Management Guidance for the Fiscal Year Ending March 31, 2025 (FY2024)
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2025 (FY2024) has been revised from the previous management guidance announced on October 31, 2024, as follows:

CER % Change*1
	Previous Management Guidance (October 31, 2024)	Revised Management Guidance (January 30, 2025)
Core revenue	Flat to slightly increasing	Low-single-digit % increase
Core operating profit	Mid-single-digit % decline	Low-single-digit % increase
Core EPS	Approx 10% decline	Flat to slightly declining

Forward looking statements
All forecasts and management guidance in this document are based on information and assumptions currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
(4) Other
Proton Pump Inhibitor (“PPI”) Product Liability Claims
As of March 31, 2024, more than 6,100 product liability lawsuits related to the use of PREVACID and DEXILANT had been filed against Takeda in U.S. federal and state courts. Most of these cases were pending in U.S. federal court and were consolidated for pre-trial proceedings in a multi-district litigation in federal court in New Jersey. The plaintiffs in these cases alleged that they developed kidney injuries or, in some cases, gastric cancer as a result of taking PREVACID and/or DEXILANT, and that Takeda failed to adequately warn them of these potential risks. Similar cases were filed against other manufacturers of drugs in the same PPI class as Takeda’s products, including AstraZeneca plc (“AstraZeneca”), Procter & Gamble Company (“Procter & Gamble”) and Pfizer Inc. (“Pfizer”). Outside the U.S., one proposed class action is pending in Canada (Saskatchewan).
In April 2024, Takeda reached an agreement in principle to resolve the U.S. cases and established a provision for a non-material amount. In November 2024, the final written settlement agreement was executed with lead plaintiffs’ counsel for the same amount. The terms of the settlement are confidential. The settlement has no material impact on Takeda’s condensed interim consolidated statements of profit or loss for the nine-month period ended December 31, 2024.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Nine-month Period Ended December 31,
	2023	2024
Revenue	3,212,893	3,528,152
Cost of sales	(1,044,177)	(1,198,139)
Selling, general and administrative expenses	(768,585)	(808,900)
Research and development expenses	(534,068)	(514,220)
Amortization and impairment losses on intangible assets associated with products	(507,003)	(440,158)
Other operating income	10,768	16,227
Other operating expenses	(145,685)	(165,444)
Operating profit	224,144	417,518
Finance income	46,101	27,805
Finance expenses	(172,663)	(159,741)
Share of profit (loss) of investments accounted for using the equity method	2,731	(3,199)
Profit before tax	100,313	282,383
Income tax (expenses) benefit	46,878	(71,142)
Net profit for the period	147,191	211,241
Attributable to:
Owners of the Company	147,085	211,083
Non-controlling interests	106	158
Net profit for the period	147,191	211,241
Earnings per share (JPY)
Basic earnings per share	94.10	133.71
Diluted earnings per share	93.17	131.69

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Nine-month Period Ended December 31,
	2023	2024
Net profit for the period	147,191	211,241
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	(1,383)	(13,115)
Remeasurement of defined benefit pension plans	(3,038)	(2,940)
	(4,421)	(16,056)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	459,803	186,025
Cash flow hedges	22,746	5,043
Hedging cost	301	9,147
Share of other comprehensive loss of investments accounted for using the equity method	(466)	(108)
	482,383	200,107
Other comprehensive income for the period, net of tax	477,963	184,051
Total comprehensive income for the period	625,154	395,293
Attributable to:
Owners of the Company	625,030	395,116
Non-controlling interests	124	176
Total comprehensive income for the period	625,154	395,293

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2024	As of December 31, 2024
ASSETS
Non-current assets:
Property, plant and equipment	1,989,777	2,017,776
Goodwill	5,410,067	5,522,112
Intangible assets	4,274,682	3,952,039
Investments accounted for using the equity method	89,831	12,691
Other financial assets	340,777	397,515
Other non-current assets	51,214	74,158
Deferred tax assets	393,865	376,264
Total non-current assets	12,550,212	12,352,556
Current assets:
Inventories	1,209,869	1,246,427
Trade and other receivables	668,403	711,418
Other financial assets	15,089	32,621
Income taxes receivable	29,207	23,646
Other current assets	168,875	179,260
Cash and cash equivalents	457,800	494,126
Assets held for sale	9,337	66,790
Total current assets	2,558,580	2,754,287
Total assets	15,108,792	15,106,844

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,476,501	4,704,681
Other financial liabilities	687,833	591,181
Net defined benefit liabilities	143,882	142,437
Income taxes payable	4,381	228
Provisions	14,373	26,583
Other non-current liabilities	80,938	86,909
Deferred tax liabilities	113,777	37,670
Total non-current liabilities	5,521,684	5,589,689
Current liabilities:
Bonds and loans	367,251	135,467
Trade and other payables	547,521	460,181
Other financial liabilities	143,421	215,588
Income taxes payable	109,906	159,454
Provisions	524,420	561,399
Other current liabilities	619,174	565,875
Liabilities held for sale	1,410	—
Total current liabilities	2,313,103	2,097,964
Total liabilities	7,834,788	7,687,653

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)

	JPY (millions)
	As of March 31, 2024	As of December 31, 2024
EQUITY
Share capital	1,676,596	1,694,660
Share premium	1,747,414	1,755,999
Treasury shares	(51,259)	(24,835)
Retained earnings	1,391,203	1,290,948
Other components of equity	2,509,310	2,701,502
Equity attributable to owners of the Company	7,273,264	7,418,274
Non-controlling interests	741	917
Total equity	7,274,005	7,419,191
Total liabilities and equity	15,108,792	15,106,844

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Nine-month period ended December 31, 2023 (From April 1 to December 31, 2023)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2023	1,676,345	1,728,830	(100,317)	1,541,146	1,606,128	12,470
Net profit for the period				147,085
Other comprehensive income (loss)					459,256	(1,320)
Comprehensive income (loss) for the period	—	—	—	147,085	459,256	(1,320)
Transactions with owners:
Issuance of new shares	198	198
Acquisition of treasury shares			(2,362)
Disposal of treasury shares		0	0
Dividends				(287,788)
Changes in ownership
Transfers from other components of equity				(3,605)		567
Share-based compensation		52,603
Exercise of share-based awards		(51,492)	51,426
Total transactions with owners	198	1,308	49,064	(291,393)	—	567
As of December 31, 2023	1,676,543	1,730,138	(51,253)	1,396,838	2,065,384	11,717

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2023	(87,352)	(23,127)	—	1,508,119	6,354,122	549	6,354,672
Net profit for the period				—	147,085	106	147,191
Other comprehensive income (loss)	22,746	301	(3,038)	477,945	477,945	18	477,963
Comprehensive income (loss) for the period	22,746	301	(3,038)	477,945	625,030	124	625,154
Transactions with owners:
Issuance of new shares				—	395		395
Acquisition of treasury shares				—	(2,362)		(2,362)
Disposal of treasury shares				—	1		1
Dividends				—	(287,788)		(287,788)
Changes in ownership				—	—	(0)	(0)
Transfers from other components of equity			3,038	3,605	—		—
Share-based compensation				—	52,603		52,603
Exercise of share-based awards				—	(67)		(67)
Total transactions with owners	—	—	3,038	3,605	(237,218)	(0)	(237,219)
As of December 31, 2023	(64,606)	(22,826)	—	1,989,669	6,741,934	673	6,742,607

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
Nine-month period ended December 31, 2024 (From April 1 to December 31, 2024)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2024	1,676,596	1,747,414	(51,259)	1,391,203	2,573,407	15,729
Net profit for the period				211,083
Other comprehensive income (loss)					185,899	(13,115)
Comprehensive income (loss) for the period	—	—	—	211,083	185,899	(13,115)
Transactions with owners:
Issuance of new shares	18,064	18,064
Acquisition of treasury shares			(1,924)
Disposal of treasury shares		0	0
Dividends				(303,179)
Transfers from other components of equity				(8,158)		5,218
Share-based compensation		54,997
Exercise of share-based awards		(64,476)	28,348
Total transactions with owners	18,064	8,585	26,424	(311,338)	—	5,218
As of December 31, 2024	1,694,660	1,755,999	(24,835)	1,290,948	2,759,307	7,832

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2024	(63,896)	(15,930)	—	2,509,310	7,273,264	741	7,274,005
Net profit for the period				—	211,083	158	211,241
Other comprehensive income (loss)	5,043	9,147	(2,940)	184,033	184,033	18	184,051
Comprehensive income (loss) for the period	5,043	9,147	(2,940)	184,033	395,116	176	395,293
Transactions with owners:
Issuance of new shares				—	36,128		36,128
Acquisition of treasury shares				—	(1,924)		(1,924)
Disposal of treasury shares				—	0		0
Dividends				—	(303,179)		(303,179)
Transfers from other components of equity			2,940	8,158	—		—
Share-based compensation				—	54,997		54,997
Exercise of share-based awards				—	(36,129)		(36,129)
Total transactions with owners	—	—	2,940	8,158	(250,106)	—	(250,106)
As of December 31, 2024	(58,854)	(6,783)	—	2,701,502	7,418,274	917	7,419,191

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Nine-month Period Ended December 31,
	2023	2024
Cash flows from operating activities:
Net profit for the period	147,191	211,241
Depreciation and amortization	541,258	571,627
Impairment losses	134,281	38,227
Equity-settled share-based compensation	52,683	55,240
Loss on sales and disposal of property, plant and equipment	1,988	3,059
Gain on divestment of business and subsidiaries	(441)	(6,376)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	12,773	2,253
Finance (income) and expenses, net	126,563	131,936
Share of loss (profit) of investments accounted for using the equity method	(2,731)	3,199
Income tax expenses (benefit)	(46,878)	71,142
Changes in assets and liabilities:
Increase in trade and other receivables	(58,793)	(45,105)
Increase in inventories	(128,490)	(29,981)
Increase (decrease) in trade and other payables	20,587	(17,448)
Increase (decrease) in provisions	(138,669)	39,885
Decrease in other financial liabilities	(10,014)	(9,596)
Other, net	(47,242)	(82,164)
Cash generated from operations	604,064	937,140
Income taxes paid	(179,298)	(120,349)
Tax refunds and interest on tax refunds received	12,990	18,231
Net cash from operating activities	437,756	835,023
Cash flows from investing activities:
Interest received	8,245	13,324
Dividends received	531	604
Acquisition of property, plant and equipment	(130,884)	(152,002)
Proceeds from sales of property, plant and equipment	8,604	46
Acquisition of intangible assets	(285,520)	(103,115)
Acquisition of option to license	—	(31,784)
Acquisition of investments	(4,724)	(95,364)
Proceeds from sales and redemption of investments	1,089	26,678
Proceeds from sales of business, net of cash and cash equivalents divested	365	9,590
Payments for the settlement of forward exchange contracts designated as net investment hedges	—	(13,933)
Other, net	(82)	(1,423)
Net cash used in investing activities	(402,378)	(347,379)

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)

	JPY (millions)
	Nine-month Period Ended December 31,
	2023	2024
Cash flows from financing activities:
Net increase (decrease) in short-term loans and commercial papers	280,000	(317,000)
Proceeds from issuance of bonds and long-term loans	100,000	1,024,460
Repayments of bonds and long-term loans	(320,817)	(784,079)
Proceeds from the settlement of cross currency interest rate swaps related to bonds and loans	60,063	46,880
Acquisition of treasury shares	(2,326)	(1,882)
Interest paid	(78,685)	(78,106)
Dividends paid	(278,062)	(292,760)
Repayments of lease liabilities	(43,394)	(34,193)
Other, net	(12,971)	(12,953)
Net cash used in financing activities	(296,193)	(449,633)
Net increase (decrease) in cash and cash equivalents	(260,814)	38,010
Cash and cash equivalents at the beginning of the year	533,530	457,800
Effects of exchange rate changes on cash and cash equivalents	15,644	(1,685)
Cash and cash equivalents at the end of the period (Condensed interim consolidated statements of financial position)	288,359	494,126

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Nine-month
Period Ended December 31, 2024 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Not applicable.
(Material Accounting Policies)
Material accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements as of and for the fiscal year ended March 31, 2024.
Takeda calculated income tax expenses for the nine-month period ended December 31, 2024, based on the estimated average annual effective tax rate.

(Operating Segment Information)
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing, marketing and out-licensing of pharmaceutical products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda’s Chief Operating Decision Maker.
(Significant Changes in Equity Attributable to Owners of the Company)
Not applicable.
(Significant Subsequent Events)
On January 30, 2025, Takeda resolved to engage in the acquisition of its own shares at the Board of Directors Meeting pursuant to the provision of its Articles of Incorporation in accordance with Article 459, paragraph 1 of the Companies Act of Japan.
1.Reason for acquisition of its own shares
To enhance capital efficiency and improve shareholder returns
2. Details of acquisition
Class of shares to be acquired:        Shares of common stock
Number of shares to be acquired:        Up to 28.5 million shares
(equivalent to 1.80% of the total number of shares
outstanding excluding treasury shares)
Total amount of shares to be acquired:    Up to JPY 100 billion
Schedule of acquisition:            From February 17, 2025 to May 31, 2025
Method of acquisition:             Open-market repurchase through a trust bank